Burnet,
Duckworth
& Palmer LLP
Law Firm

04054087

Reply to: Keith A. Greenfield
Direct Phone: **(403) 260-0309**
Direct Fax: **(403) 260-0330**
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: **(403) 260-0119**
Our File: 58383-3

Via Courier

December 13, 2004

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company")
File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a copy of an Amended Notice of Change of Financial Year-End dated December 13, 2004.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned document by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

KEITH A. GREENFIELD

KAG\lr
Enclosures

cc: Peter Scott
Rock Energy Inc.

G:\058383\0003\Letter to Sec and Exch Comm 09.doc

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-3

COPY

Via Courier

December 13, 2004

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company")
File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a copy of an Amended Notice of Change of Financial Year-End dated December 13, 2004.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned document by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

KEITH A. GREENFIELD

KAG\lr
Enclosures

cc: Peter Scott
Rock Energy Inc.

G:\058383\0003\Letter to Sec and Exch Comm 09.doc

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-3

VIA SEDAR

December 13, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Commission de valeurs mobilieres du Quebec
Nova Scotia Securities Commission

Dear Sirs:

Re: Rock Energy Inc. (the "Corporation") - Change of Financial Year-End

This letter amends and replaces our letter dated November 10, 2004 respecting the change of financial year end.

Please be advised that the Corporation has determined to change its financial year-end. Pursuant to Section 4.8(2) of National Instrument 51- 102 *Continuous Disclosure Obligations*, this letter shall service as notice to you of the change of year-end.

The Corporation has decided to change its financial year-end to be consistent with its peer group of oil and gas companies that report on a calendar year basis. The Corporation's old year-end was March 31 and its new financial year-end will be December 31.

The length and ending date of the periods, including the comparative periods, of the interim and annual financial statements filed or to be filed for the Corporation's transition year as well as the filing deadlines for such financial statements are as follows:

Financial Statements	Comparative Period	Filing Deadline
Comparative Interim Financial Statements for the three months ended June 30, 2004	three months ended June 30, 2003	August 29, 2004 (these have been filed)
Comparative Interim Financial Statements for the three and six months ended September 30, 2004	three and six months ended September 30, 2003	November 14, 2004 (these have been filed)
Comparative Annual Financial Statements for the nine months ended December 31, 2004	year ended December 31, 2004	March 31, 2005

BD&P 1400, 350-7th Avenue S.W., Calgary, Alberta, Canada T2P 3N9 | Phone: (403) 260-0100 Fax: (403) 260-0332 www.bdplaw.com
Frank L. Burnet Q.C. (1890 - 1982) | Thomas J. Duckworth Q.C., Counsel | The Hon. W. Kenneth Moore, Q.C., LL.D., Counsel

The interim and financial statements that will be filed for the Corporation's new financial year will be as follows:

Financial Statements	**Comparative Period**
Comparative Interim Financial Statements for the three months ended March 31, 2005	three months ended March 31, 2004
Comparative Interim Financial Statements for the three and six months ended June 30, 2005	three and six months ended June 30, 2004
Comparative Interim Financial Statements for the three and nine months ended September 30, 2005	three and nine months ended September 30, 2004
Comparative Annual Financial Statements for the year ended December 31, 2005 and 2004	nine months ended December 31, 2004

If you have any questions or concerns please do not hesitate to contact the undersigned.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "Keith A. Greenfield"

KEITH A. GREENFIELD

KAG\lr

cc: Peter Scott
Rock Energy Inc.